AH
4/1/2003

03012714

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

VF3-2003 AK

SEC FILE NO.
8-52911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

TURNING POINT SECURITIES, LLC

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 SOUTH LASALLE STREET, SUITE 2301
(No. and Street)

CHICAGO	ILLINOIS	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRADFORD R. DOOLEY, CPA 312-939-0477
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – If individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C.
MAR 1 0 2003
538

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
APR 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

AH
4/1/2003

OATH OR AFFIRMATION

I, RICHARD ROSENTHAL, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

TURNING POINT SECURITIES, LLC as of

DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

MANAGING MEMBER
Title

Subscribed and sworn to before me this 28 day of February, 2003

Notary Public

"OFFICIAL SEAL"
EILEEN DAUT
Notary Public, State of Illinois
My Commission Expires [illegible]

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TURNING POINT SECURITIES, LLC
(an Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2002

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

Members
Turning Point Securities, LLC
Chicago, Illinois

I have audited the accompanying statement of financial condition of Turning Point Securities, LLC as of December 31, 2002. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Turning Point Securities, LLC as of December 31, 2002, in conformity with generally accepted accounting principles.

Linda Rapacz

February 28, 2003

TURNING POINT SECURITIES, LLC
(an Illinois Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS		
Cash in Bank		$ 241,549
Accounts Receivable		160,795
Due from Clearing Firm		1,081,275
Deposit with Broker		55,000
Total Current Assets		$ 1,538,619
FIXED ASSETS		
Office Equipment	$ 74,479	
Office Furniture	6,809	
Total Fixed Assets	$ 81,288	
Less - Accumulated Depreciation	41,370	
Net Fixed Assets		39,918
OTHER ASSETS		
Exchange Membership, at Cost (Market Value at December 31, 2002 is $13,000)	$10,000	
Investment	10,000	
Total Other Assets		20,000
TOTAL ASSETS		$1,598,537

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES		
Accounts Payable		$ 51,376
Accrued Payroll		22,247
Total Current Liabilities		$ 73,623
MEMBERS' CAPITAL		
Members' Capital	$ 1,651,751	
Members' Distributions	(725,800)	
Net Income for the Year	598,963	
Total Members' Capital		1,524,914
TOTAL LIABILITIES AND MEMBERS' CAPITAL		$1,598,537

The accompanying notes to the financial statements
are an integral part of this statement.

TURNING POINT SECURITIES, LLC
(an Illinois Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Turning Point Securities, LLC (the Company) is a limited liability company, which was formed in the state of Illinois on May 12, 2000 and is a fully disclosed broker-dealer engaged in off the floor and market maker institutional proprietary trading. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange, the Cincinnati Stock Exchange and the National Association of Securities Dealers., Inc.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Depreciation

Depreciation is computed on an accelerated basis over the estimated useful life of the fixed assets.

Income Taxes

The Company's income flows to its members' tax returns, therefore no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income. The 2002 expense of approximately $5,480 has not been recorded on the Company's books.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Investment

The Company owns ten shares of First Options of Chicago, Inc. Series A Preferred Stock, valued at cost, at December 31, 2002.

Operating Lease Commitment

As of April 1, 2001 the Company subleased office space from a related party under a noncancelable prime lease which expires on January 31, 2011. The Company's sublease can be terminated or extended with 180 days notice. The Company paid $85,369 in rent expense under the terms of this lease in 2002. The following is a schedule by years of future minimum rents due under the sublease as of December 31, 2002:

Year Ending:

December 31, 2003	$ 96,208
December 31, 2004	99,094
December 31, 2005	102,067
December 31, 2006	105,129
December 31, 2007	108,282
December 31, 2008	111,531
December 31, 2009	114,877
December 31, 2010	118,323
December 31, 2011	9,933
Total Lease Commitment	$865,444

Employees' Retirement Plan

The Company started the Turning Point Securities, LLC 401(k) Plan effective January 1, 2001. The employees' contributions are based upon the individual employee's earnings as allowed by the Internal Revenue Service. The Company makes a matching contribution equal to 100% on the first 10% of the employees' contributions. The Company's 401(k) Plan is administered by an outside financial institution. The Company's contribution to the plan, for the year ended December 31, 2002, was $25,430.

NOTE 3- RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no significant discrepancies. Therefore, no audit adjustments were deemed necessary.

NOTE 4 - FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at quoted market value. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities, that is, marked to market. The Company had no open derivative financial instrument positions at December 31, 2002.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and options. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. In addition, the Company can sell securities that it does not own and will therefore be obligated to purchase such securities at a future date. However, the Company had none of these obligations outstanding at December 31, 2002.

NOTE 6 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, clearing firms and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2002 the Company had net capital and net capital requirements of $1,447,466 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 5.08%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company subleases office space from, and shares various operating expenses with, an affiliated company. A Company member is a partner of the affiliated company.

NOTE 9 - SUBSEQUENT EVENTS

On November 6, 2002, Laura Lee Blackwell, a former employee of the Company, filed a claim with the Illinois Department of Labor alleging that the Company had improperly withheld $25,000 in commission payments to her in violation of the Illinois Wage Payment and Collection Act. On December 23, 2002, the Company filed its response to the Wage Claim stating that, at most, the amount of Ms. Blackwell's unpaid commissions was $14,933.90 (accrued at December 31, 2002). Ms. Blackwell and the Company agreed to settle this claim for the unpaid commission amount. Ms. Blackwell filed a Request for Dismissal of the Wage Claim on January 31, 2003, and the Company entered into a General Release and Settlement Agreement with Ms. Blackwell on February 4, 2003.